(iCAD Letterhead)
January 5, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kate Tillan Assistant Chief Accountant

Re:	iCAD, Inc.
Form 10-K for fiscal year ended December 31, 2008;
Schedule 14A filed May 4, 2009
Dear Ms. Tillan:
On behalf of iCAD, Inc. (the “Company” or “iCAD”), set forth below are the responses to the comment contained in your follow up letter of December 22, 2009 addressed to the undersigned, regarding the Company’s Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2009 (the “Form 10-K”) and the Company’s definitive proxy statement on Schedule 14A filed with the Commission on May 4, 2009. The response corresponds to the comment contained in your letter. Based upon your additional comments and the response provided below, the Company continues to believe that no amendment to its previously filed Form 10-K or Schedule 14A is required. As noted, the Company intends to comply with the Staff’s comments in its future filings. For ease of reference, the Staff comment appears in boldface immediately preceding the Company’s response.
Schedule 14A filed May 4, 2009
Annual Incentive Bonus Compensation, page 19

Securities and Exchange Commission
January 5, 2010
Page -2-
We note your response to our prior comment 1. However, your reason for not disclosing your performance targets remains unclear. If you believe disclosure of the targets is not required because it would result in competitive harm, please provide us with your analysis for your conclusion at this time, rather than in future filings.
In the filing of its next periodic report that contains the executive compensation information required by Item 402 of Regulation S-K, the Company will disclose the performance targets for its 2008 and 2009 fiscal years that were required to have been met in order for its executive officers to earn their incentive compensation under the annual incentive bonus plan. Inasmuch as no performance targets for periods beyond 2009 have been established, the Company is not in a position at this time to determine whether or not it will seek to omit such future targets in future filings on the basis that it would result in competitive harm to the Company.
If you have any questions or require any additional information, please do not hesitate to contact me at (937) 431-7944 or Ethan Seer, Esq. of Blank Rome, LLP at (212) 885-5393.

Very truly yours,
/s/ Darlene M. Deptula-Hicks

Darlene M. Deptula-Hicks
Chief Financial Officer

cc:	Ethan Seer, Esq.
Jay Mumford
Dan Morris